UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2016
Commission File Number 001-35704
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Seadrill Partners LLC
(Exact name of Registrant as specified in its Charter)
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2nd Floor, Building 11
Chiswick Business Park
566 Chiswick High Road
London, W4 5YS
United Kingdom
(Address of principal executive office)
__________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒        Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐        No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐         No   ☒

Seadrill Partners LLC
Report on Form 6-K For the quarterly period ended June 30, 2016

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the quarterly period ended June 30, 2016 contains certain “forward-looking statements” (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the operations, performance and financial condition of Seadrill Partners LLC (“Seadrill Partners,” the “Company,” “we,” “us”), including statements concerning plans and objectives of the Company's management for future operations or economic performance, or assumptions related thereto. In addition, the Company and the Company's representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about the Company's plans, strategies, business prospects, changes and trends in the Company's business, and the markets in which the Company operates. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. These forward-looking statements reflect management’s current views only as of the date of this report and are not intended to give any assurance as to future results.
Forward-looking statements appear in a number of places in this report and include statements with respect to, among other things:

•	offshore drilling market conditions, including supply and demand;

•
the Company's distribution policy and the Company's ability to make cash distributions on the Company's units or any increases or decreases in distributions and the amount of such increases or decreases;

•	the Company's ability to borrow under the credit facility between OPCO (as defined herein), as borrower, and Seadrill Limited (“Seadrill”), as lender;

•	the future financial condition, liquidity or results of operations of the Company or Seadrill;

•	the repayment of debt;

•	the ability of the Company, OPCO and Seadrill to comply with financing agreements and the effect of restrictive covenants in such agreements;

•	the financial condition of Seadrill;

•	the ability of the Company's drilling units to perform satisfactorily or to the Company's expectations;

•	fluctuations in the price of oil;

•	discoveries of new sources of oil that do not require deepwater drilling units;

•	the development of alternative sources of fuel and energy;

•	technological advances, including in production, refining and energy efficiency;

•	weather events and natural disasters;

•	the Company's ability to meet any future capital expenditure requirements;

•	the Company's ability to maintain operating expenses at adequate and profitable levels;

•	expected costs of maintenance or other work performed on the Company's drilling units and any estimates of downtime;

•	the Company's ability to leverage Seadrill’s relationship and reputation in the offshore drilling industry;

•	the Company's ability to purchase drilling units in the future, including from Seadrill;

•	increasing the Company's ownership interest in OPCO;

•	customer contracts, including contract backlog, contract terminations and contract revenues;

•	delay in payments by, or disputes with the Company’s customers under its drilling contracts;

•	termination of the Company's drilling contracts due to force majeure or other events;

•	the financial condition of the Company’s customers and their ability and willingness to fund oil exploration, development and production activity;

•	the Company’s ability to comply with, maintain, renew or extend its existing drilling contracts;

•	the Company’s ability to re-deploy its drilling units upon termination of its existing drilling contracts at profitable dayrates;

•	the Company's ability to respond to new technological requirements in the areas in which the Company operates;

•	the occurrence of any accident involving the Company’s drilling units or other drilling units in the industry;

•
changes in governmental regulations that affect the Company and the interpretations of those regulations, particularly those that relate to environmental matters, export or import and economic sanctions or trade embargo matters, regulations applicable to the oil industry and tax and royalty legislation;

•	competition in the offshore drilling industry and other actions of competitors, including decisions to deploy or scrap drilling units in the areas in which the Company currently operates;

•	the availability on a timely basis of drilling units, supplies, personnel and oil field services in the areas in which the Company operates;

•	general economic, political and business conditions globally;

•	military operations, terrorist acts, wars or embargoes;

•	potential disruption of operations due to accidents, political events, piracy or acts by terrorists;

•	the Company's ability to obtain financing in sufficient amounts and on adequate terms;

•	workplace safety regulation and employee claims;

•	the cost and availability of adequate insurance coverage;

•	the Company's fees and expenses payable under the advisory, technical and administrative services agreements and the management and administrative services agreements;

•	the taxation of the Company and distributions to the Company's unitholders;

•	future sales of the Company's common units in the public market;

•	acquisitions and divestitures of assets and businesses by Seadrill; and

•	the Company's business strategy and other plans and objectives for future operations.

Forward-looking statements in this report are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks and uncertainties. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company's control. The Company cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.
The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Company makes no prediction or statement about the performance of the Company's common units. The various disclosures included in this Report on Form 6-K and in the Company's other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect the Company's business, prospects and results of operations should be carefully reviewed and considered.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the interim financial statements presented in this report on Form 6-K, as well as the historical Consolidated and Combined Carve-Out Financial Statements and related notes of Seadrill Partners LLC ("Seadrill Partners" or the "Company") included in our annual report on Form 20-F filed with the SEC on April 28, 2016 (the “Form 20-F”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The unaudited interim financial statements included in this report on Form 6-K have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and are presented in US Dollars.

Overview
Seadrill Partners is a limited liability company formed by Seadrill Limited (“Seadrill”) to own, operate and acquire offshore drilling units. Most of our drilling units are under contracts with major oil companies such as Chevron, BP and ExxonMobil, and with large independents such as Tullow. The Company's contracted drilling units have charters with an average remaining term of 2.0 years as of August 31, 2016.

We own (i) a 58% limited partner interest in Seadrill Operating LP (“Seadrill Operating”), as well as the non-economic general partner interest in Seadrill Operating through our 100% ownership of its general partner, Seadrill Operating GP LLC, (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC, and (iii) a 100% limited liability company interest in Seadrill Partners Operating LLC. Please refer to the simplified organizational structure provided on page 43 in Item 4. C - Organizational Structure of the Company's Form 20-F as filed with the SEC on April 28, 2016.

Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC are collectively referred to as “OPCO”.

Seadrill owns the remaining interests in OPCO. As of August 31, 2016, Seadrill owned 46.6% of the outstanding combined common and subordinated units of the Company, as well as Seadrill Member LLC, which owns a non-economic limited liability interest in the Company and all of our incentive distribution rights.

The Company's fleet as of August 31, 2016 consisted of four semi-submersible drilling rigs, four drillships and three tender rigs, as follows:

•	the semi-submersible West Aquarius, which was delivered from the shipyard in 2009 and is currently operating under a drilling contract with ExxonMobil that expires in April 2017;

•
the semi-submersible West Capricorn, which was delivered from the shipyard at the end of 2011, and is operating under a drilling contract with BP that expires in July 2019. In May 2016 the unit was placed on an extended standby rate for 30 days. In June 2016 an agreement was reached whereby the unit will remain on extended standby rate with expected recommencement of work in late 2017 at full rate. As part of this agreement, the operator must indicate its intention to recommence work by April 2017.

•	the semi-submersible West Leo, which was delivered from the shipyard in 2012 and is currently operating under a drilling contract with Tullow that expires in July 2018;

•
the semi-submersible West Sirius, which was delivered from the shipyard in 2008 and operated under a drilling contract with BP, which was terminated early in April 2015. The West Sirius is currently earning early termination fees until July 2017;

•
the semi-tender rig West Vencedor, which was delivered from the shipyard in early 2010 and recently operated under a drilling contract with Petronas which concluded in August 2016 and is currently being marketed for new work. The unit has mobilized to Singapore and is expected to remain there during its idle period.

•	the tender rig T-15, which was delivered from the shipyard in 2013 and is currently operating under a drilling contract with Chevron that expires in July 2019;

•	the tender rig T-16, which was delivered from the shipyard in 2013 and is currently operating under a drilling contract with Chevron that expires in August 2019;

•	the drillship West Auriga, which was delivered from the shipyard in 2013 and is currently operating under a drilling contract with BP that expires in October 2020;

•	the drillship West Vela, which was delivered from the shipyard in 2013 and is currently operating under a drilling contract with BP that expires in November 2020;

•
the drillship West Capella, which was delivered from the shipyard in 2008 and operated under a drilling contract with ExxonMobil that was set to expire in April 2017. In May 2016, a notice of early termination was received for the West Capella. Early termination fees aggregating approximately $125 million are recoverable in two equal installments. The first installment was received in the third quarter and the second is expected in the first quarter of 2017. Other direct costs incurred as a result of the early termination are also recoverable. The rig is currently warm stacked while it is being marketed for new work; and

•	the drillship West Polaris, which was delivered from the shipyard in 2008 and is currently operating under a drilling contract with ExxonMobil that expires in March 2018.

Recent Developments

West Capricorn agreement
In February 2016 the West Capricorn was placed on standby rate at 98% of contracted dayrate as the current operator evaluated its development plans. In May 2016, the unit was placed on an extended standby rate of $315,600 per day for 30 days. In June 2016, an agreement was reached whereby the unit will remain on the extended standby rate with expected recommencement of work in late 2017 at full rate. As part of this agreement, the operator must indicate its intention to recommence work by April 2017.

West Capella contract termination
In May 2016, a notice of termination was received for the West Capella drilling contract. In accordance with the cancellation for convenience provisions in the contract, the Company will receive approximately $125 million in two equal installments, the first was received in the third quarter and the second is expected in the first quarter of 2017, plus other direct costs incurred as a result of the early termination. The rig is currently being marketed for new work.

Amendments to Certain Credit Facilities
On April 28, 2016, we agreed to certain covenant amendments in relation to our three secured credit facilities where both Seadrill Partners and Seadrill are guarantors. This forms part of a broader financing plan being negotiated between Seadrill, our largest unitholder, and its banking group. We have consented to these amendments on the grounds that they are beneficial to Seadrill Partners. The key terms and conditions related to the amendment and waiver agreements that affect these credit facilities are set forth in Note 11 - Debt to our audited financial statements included in our Form 20-F and are summarized under "Liquidity and Capital Resources - Borrowing Activities" in this report.

$109.5 million T-15 vendor financing facility
On May 13, 2016, the $109.5 million loan agreement with Seadrill relating to the acquisition of the T-15 was repaid at maturity.

Contract Backlog
The Company’s contracted drilling units are under charters with an average remaining term of 2.0 years as of August 31, 2016. The average remaining contract term is calculated as the total days remaining on the contract divided by the number of contracted rigs. Average remaining contract term also includes the total days remaining on the original contract for units that have been early terminated. Backlog is calculated as the full operating dayrate multiplied by the number of days remaining on the contract. Backlog excludes revenues for mobilization and demobilization, contract preparation, and customer reimbursables. Backlog also includes the unpaid portion of termination fees for rigs that have been early terminated. The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from backlog due to various factors, including shipyard and maintenance projects, downtime and other factors.

In addition, the Company’s contracts may contain cancellation for convenience clauses with an “early termination payment” to be paid to the Company if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as the destruction of a drilling unit, the Company’s bankruptcy, sustained unacceptable performance by the Company, sustained periods of downtime due to force majeure events or delivery of a rig beyond certain grace and/or liquidated damages periods, no early termination payment would be paid. Accordingly, if one of these events were to occur, the actual amount of revenues earned may be substantially lower than the backlog reported.

The Company’s contract backlog as of August 31, 2016 totals $3.2 billion. The backlog includes $297,000 per day to be received by the Company until July 2017 in accordance with the termination provisions of the West Sirius contract and the second payment of approximately $62.5 million to be received by the Company in accordance with the termination provisions of the West Capella contract and assumes the West Capricorn will be contracted at the extended standby rate of $315,600 per day for the remaining term of its contract.

Market Overview and Trends
Oil prices stabilized in the $40-50 range during the second quarter of 2016 and there is a growing belief that we are at or near the bottom of this downcycle. Decline curves have steepened and as oil companies begin to see the impacts of spending cuts over the last two years, there is a growing realization that the current level of investment is not sustainable and increased capital expenditure will be required to slow decline curves and grow production at some point.
However, offshore drilling is a late cycle market and remains highly challenging. There are some signs of increases in tendering activity, albeit from an extremely low base and generally for short term work. There continue to be multiple rigs bid for all opportunities and a significant supply overhang. Although scrapping and stacking activity is addressing some of this overhang, it is still unclear as to the timeframe over which rates will improve materially. A clearer view on oil company demand in 2017 may be obtained later in the year following annual budget cycles.
The majority of customer conversations continue to relate to “blend and extend” arrangements and other renegotiations. In some instances, rates are being negotiated lower without extending the contract term with cancellation and re-tendering by oil companies as the alternative. Robust contract terms are increasingly important and many customers are keeping a watchful eye on performance metrics in an effort to find grounds to terminate.
The floater market is beginning to show some pockets of activity in the spot market for short term work at dayrates that are at or near cash breakeven levels. Given the available supply, operators have developed a clear preference for units that are currently operating or have not been idle for a significant period of time. High specification units continue to have an advantage over older units. The developing spot market is a step in the right direction and is typically seen in the early stages of a recovery. It may be a sign that we are close to or have reached the minimum number of active units required to sustain the degree of production decline that can be accepted by oil companies.

Owners of older units that complete contracts and require significant capital expenditures to continue working will likely continue to conclude that investments in these units do not make economic sense at current rate levels. This, together with ongoing delays in newbuild deliveries is expected to result in continued reduction of the available fleet and will ultimately contribute to the balancing of the floater market.

Factors Affecting the Comparability of our Current and Future Results
Our consolidated financial statements reflect changes in the size and composition of our fleet due to rig acquisitions and changes in contract status and terms. For instance, we acquired the entity that owns and operates the drilling unit the West Polaris in June 2015. In addition, the contract for the West Capella was early terminated in May 2016 and the West Capricorn was placed on standby in May 2016. In the future, we may grow through the acquisition of additional drilling units, or further ownership interests in OPCO.

We do not own all of the interests in OPCO. The operating agreements of OPCO require it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution to us by OPCO and by us to our unitholders, the board of directors must approve the amount of cash reserves to be set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. Distributions by OPCO to Seadrill in respect of Seadrill's ownership interest in OPCO are not available for distribution by the Company.

Basis of Presentation
Investments in companies in which the Company directly or indirectly holds more than 50% of the voting control are consolidated in the financial statements. All inter-company balances and transactions are eliminated.

A.	Operating Results
Three Months Ended June 30, 2016 compared to Three Months Ended June 30, 2015
The following table summarizes our operating results for the three months ended June 30, 2016 and 2015:

($ in millions)	Three months ended June 30,		Increase/(Decrease)
	2016	2015	$	%
Operating revenues
Contract revenues	$361.0	$385.6	$(24.6)	(6.4)%
Reimbursable revenues	6.8	8.9	(2.1)	(23.6)%
Other revenues	50.7	22.7	28.0	123.3%
Total operating revenues	418.5	417.2	1.3	0.3%

Operating expenses
Vessel and rig operating expenses	96.5	122.0	(25.5)	(20.9)%
Amortization of favorable contracts	17.6	12.9	4.7	36.4%
Reimbursable expenses	6.1	7.2	(1.1)	(15.3)%
Depreciation and amortization	64.8	57.7	7.1	12.3%
General and administrative expenses	7.6	11.9	(4.3)	(36.1)%
Total operating expenses	192.6	211.7	(19.1)	(9.0)%

Operating income	225.9	205.5	20.4	9.9%

Financial and other items
Interest income	3.2	5.2	(2.0)	(38.5)%
Interest expense	(44.5)	(42.5)	2.0	4.7%
(Loss)/gain on derivative financial instruments	(28.3)	18.3	(46.6)	(254.6)%
Foreign currency exchange loss	(0.5)	(0.7)	(0.2)	(28.6)%
Gain on bargain purchase	-	39.6	(39.6)	100.0%
Total financial and other items	(70.1)	19.9	(90.0)	(452.3)%

Income before taxes	155.8	225.4	(69.6)	(30.9)%

Income taxes	(43.6)	(32.9)	10.7	32.5%
Net income	$112.2	$192.5	$(80.3)	(41.7)%

Net income attributable to Seadrill Partners LLC members	$59.8	$101.3	$(41.5)	(41.0)%
Net income attributable to the non-controlling interest	$52.4	$91.2	$(38.8)	(42.5)%

Contract Revenues
Contract revenues for the three months ended June 30, 2016 were $361.0 million (June 30, 2015: $385.6 million). The decrease in 2016 was primarily due to the early termination of drilling contracts ($46.6 million decrease), the West Capricorn being placed on standby rate ($14.1 million decrease) and lower day rates ($14.9 million decrease). The decrease was partly offset by the inclusion of contract revenues from the West Polaris ($36.7 million increase), which was acquired on June 19, 2015, and improved utilizations ($16.5 million increase). Contract revenues do not include early termination payments.

The following table summarizes our fleet's average daily revenues and economic utilization percentage by drilling unit type for the periods presented:

	Three months ended June 30,
	2016			2015
	Number of rigs/ships	Average Daily Revenues (1) (3)	Economic Utilization (2)	Number of rigs/ships	Average Daily Revenues (1)	Economic Utilization (2)

Semi‑submersible rigs	3	$574,000	100.0%	4	$452,000	96.0%
Drillships	4	$498,000	100.0%	4	$611,000	98.0%
Tender rigs	3	$117,000	99.0%	3	$170,000	99.0%

(1)	Average daily revenues are the average revenues for each type of rig, based on the actual days available for each rig of that type on contract.

(2)	Economic utilization is calculated as the total revenue received, excluding bonuses, divided by the full operating dayrate multiplied by the number of days in the period for rigs that are on contract.

(3)	Average daily revenues exclude the termination payments received as part of the termination of the drilling contract by BP for the West Sirius and Exxon Mobil for the West Capella.

Reimbursable Revenues
Reimbursable revenues were $6.8 million for the three months ended June 30, 2016 (June 30, 2015: $8.9 million). The decrease was primarily due to less equipment purchased on behalf of customers in the three months ended June 30, 2016, for which we were reimbursed.

Other Revenues
Other revenues were $50.7 million for the three months ended June 30, 2016 (June 30, 2015: $22.7 million). The increase is primarily due to the termination payments under the drilling contracts for the West Sirius, which was terminated in April 2015 ($6.9 million increase) and the West Capella which was terminated in May 2016 ($20.9 million increase).

Vessel and Rig Operating Expenses
Vessel and rig operating expenses were $96.5 million for the three months ended June 30, 2016 (June 30, 2015: $122.0 million). The decrease was primarily due to additional idle rigs ($15.3 million decrease), a reduction in operating expense for the West Capricorn while on standby rate ($6.7 million decrease) and lower operating costs on rigs in service ($13.6 million decrease), partially offset by the inclusion of operating costs for the West Polaris which was acquired on June 19, 2015 ($10.1 million increase).

Amortization of Favorable Contracts
Amortization of favorable contracts was $17.6 million for the three months ended June 30, 2016 (June 30, 2015: $12.9 million). The increase was due to the recognition of a favorable contract on the acquisition of the West Polaris in June 2015. Favorable contracts are recorded as an intangible asset at fair value on the date of acquisition. These intangibles are amortized on a straight-line basis over the remaining contract period.

Reimbursable Expenses
Reimbursable expenses were $6.1 million for the three months ended June 30, 2016 (June 30, 2015: $7.2 million). The decrease was due to lower equipment purchased on behalf of customers in the three months ended June 30, 2016 compared to the same period in 2015.

Depreciation and Amortization
Depreciation and amortization expenses were $64.8 million for the three months ended June 30, 2016 (June 30, 2015: $57.7 million). The increase was primarily driven by the acquisition of the West Polaris in June 2015.

General and Administrative Expenses
General and administrative expenses were $7.6 million for the three months ended June 30, 2016 (June 30, 2015: $11.9 million). The decrease was due to a reduction in management fees relating to the West Sirius which is currently idle, as well as reductions in overhead as part of our cost efficiency program.

Interest Expense
Interest expense was $44.5 million for the three months ended June 30, 2016 (June 30, 2015: $42.5 million). The increase is primarily due to additional interest related to the $420 million West Polaris Facility which was assumed as part of the acquisition of the West Polaris in June 2015.

Other Financial Items
Other financial items include the following items:

(US$ millions)	Three months ended June 30,
	2016	2015

Interest income	$3.2	$5.2
(Loss)/gain on derivative financial instruments	(28.3)	18.3
Foreign currency exchange loss	(0.5)	(0.7)
Total other financial items	$(25.6)	$22.8

The total loss on other financial items was $25.6 million in the three months ended June 30, 2016 (June 30, 2015: $22.8 million gain). The change was primarily driven by a loss on derivative financial instruments of $28.3 million in the three months ended June 30, 2016 (June 30, 2015: $18.3 million gain), due to changes in the fair value of interest rate swaps held in relation to variable rate debt. Please read "Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risks".

Gain on Bargain Purchase
The gain on bargain purchase in the three months ended June 30, 2015 related to the acquisition of the West Polaris.

Income Taxes
Income tax expense was $43.6 million for the three months ended June 30, 2016 (June 30, 2015: $32.9 million). The increase was due to increased taxable profits, primarily from the acquisition of the West Polaris in June 2015, tax law changes and additional provisions for uncertain tax positions.

Please read “Critical Accounting Estimates” and Note 5 - Taxation of the notes to the audited financial statements included in the Company's annual report on Form 20-F and Note 4 - Taxation of the notes to the unaudited interim financial statements included herein.

Six Months Ended June 30, 2016 compared to Six Months Ended June 30, 2015
The following table summarizes our operating results for the six months ended June 30, 2016 and 2015:

($ in millions)	Six months ended June 30,		Increase/(Decrease)
	2016	2015	$	%
Operating revenues
Contract revenues	$762.9	$771.5	$(8.6)	(1.1)%
Reimbursable revenues	19.3	19.0	0.3	1.6%
Other revenues	80.3	27.4	52.9	193.1%
Total operating revenues	862.5	817.9	44.6	5.5%

Operating expenses
Vessel and rig operating expenses	206.2	240.5	(34.3)	(14.3)%
Amortization of favorable contracts	35.3	24.1	11.2	46.5%
Reimbursable expenses	17.6	16.4	1.2	7.3%
Depreciation and amortization	132.5	115.2	17.3	15.0%
General and administrative expenses	21.5	25.5	(4.0)	(15.7)%
Total operating expenses	413.1	421.7	(8.6)	(2.0)%

Operating income	449.4	396.2	53.2	13.4%

Financial and other items
Interest income	5.5	6.2	(0.7)	(11.3)%
Interest expense	(90.4)	(94.5)	(4.1)	(4.3)%
Loss on derivative financial instruments	(98.0)	(33.6)	64.4	191.7%
Foreign currency exchange loss	0.1	(3.3)	(3.4)	(103.0)%
Gain on bargain purchase	—	39.6	(39.6)	(100.0)%
Total financial and other items	(182.8)	(85.6)	97.2	113.6%

Income before taxes	266.6	310.6	(44.0)	(14.2)%

Income taxes	(81.2)	(47.2)	34.0	72.0%
Net income	$185.4	$263.4	$(78.0)	(29.6)%

Net income attributable to Seadrill Partners LLC members	$95.9	$139.5	$(43.6)	(31.3)%
Net income attributable to the non-controlling interest	$89.5	$123.9	$(34.4)	(27.8)%

Contract Revenues
Contract revenues decreased to $762.9 million for the six months ended June 30, 2016 (June 30, 2015: $771.5 million). The decrease was primarily related to the early termination of drilling contracts ($90.2 million decrease), the West Capricorn being placed on standby rate ($9.7 million decrease) and lower dayrates and utilization ($34.4 million decrease). The decrease was offset by contract revenues from West Polaris which was acquired on June 19, 2015 ($80.6 million increase) and improved operational utilization on the ($44.6 million increase).

The following table summarizes our fleet's average daily revenues and economic utilization percentage by drilling unit type for the periods presented:

	Six months ended June 30,
	2016			2015
	Number of rigs/ships	Average Daily Revenues (1) (3)	Economic Utilization (2)	Number of rigs/ships	Average Daily Revenues (1)	Economic Utilization (2)

Semi‑submersible rigs	3	$590,800	99.5%	4	$475,000	91.5%
Drillships	4	$536,400	99.0%	4	$603,000	99.0%
Tender rigs	3	$116,800	99.3%	3	$171,000	98.0%

(1)	Average daily revenues are the average revenues for each type of rig, based on the actual days available for each rig of that type on contract.

(2)	Economic utilization is calculated as the total revenue received, excluding bonuses, divided by the full operating dayrate multiplied by the number of days in the period for rigs that are on contract.

(3)	Average daily revenues exclude the termination payments received as part of the termination of the drilling contract by BP for the West Sirius and Exxon Mobil for West Capella.

Reimbursable Revenues
Reimbursable revenues increased to $19.3 million for the six months ended June 30, 2016 (June 30, 2015: $19.0 million).

Other Revenues
Other revenues were $80.3 million for the six months ended June 30, 2016 (June 30, 2015: $27.4 million). The increase is primarily due to early termination payments ($54.9 million increase). The increase was partially offset by a decrease in billings to Seadrill for services provided within our Nigerian service company ($2.0 million decrease).

Vessel and Rig Operating Expenses
Vessel and rig operating expenses decreased to $206.2 million in the six months ended June 30, 2016 (June 30, 2015: $240.5 million). The decrease was primarily due to additional idle rigs ($27.7 million decrease), a reduction in operating expense for the West Capricorn while on standby rate ($9.6 million decrease) and lower operating costs on rigs in service ($20.7 million decrease). The decrease was partially offset by the inclusion of operating costs for West Polaris ($23.7 million increase) which was acquired on June 19, 2015.

Amortization of Favorable Contracts
Amortization of favorable contracts increased to $35.3 million for the six months ended June 30, 2016 (June 30, 2015: $24.1 million). The increase was due to the recognition of a favorable contract on the acquisition of the West Polaris in June 2015. Favorable drilling contracts are recorded as an intangible asset at fair value on the date of acquisition. These intangibles are amortized on a straight-line basis over the remaining contract period.

Reimbursable Expenses
Reimbursable expenses increased to $17.6 million for the six months ended June 30, 2016 (June 30, 2015: $16.4 million). The increase was due to additional equipment purchased on behalf of customers in the six months ended June 30, 2016 compared to the same period in 2015.

Depreciation and Amortization
Depreciation and amortization expenses increased to $132.5 million for the six months ended June 30, 2016 (June 30, 2015: $115.2 million). The increase was primarily due to the acquisition of West Polaris in June 2015.

General and Administrative Expenses
General and administrative expenses decreased to $21.5 million for the six months ended June 30, 2016 (June 30, 2015: $25.5 million). The decrease was due a reduction in management fees relating to the West Sirius which is currently idle, as well as reductions in overhead as part of our cost efficiency program.

Interest Expense
Interest expense decreased to $90.4 million for the six months ended June 30, 2016 (June 30, 2015: $94.5 million). The decrease is primarily due to the write off of loan fees of $8.7 million in March 2015 in respect of the West Auriga offset by additional interest due pursuant to the $420 million West Polaris Facility which was assumed as part of the acquisition of the West Polaris in June 2015.

Other Financial Items
Other financial items reported in the income statement include the following items:

(US$ millions)	Six months ended June 30,
	2016	2015

Interest income	$5.5	$6.2
Loss on derivative financial instruments	(98.0)	(33.6)
Foreign currency exchange loss	0.1	(3.3)
Total other financial items	$(92.4)	$(30.7)

The loss on other financial items was $92.4 million in the six months ended June 30, 2016 (June 30, 2015: $30.7 million loss). The change was mainly driven by a loss on derivative instruments of $98.0 million in the six months ended June 30, 2016 (June 30, 2015: $33.6 million loss). The majority of the loss is unrealized and relates to adverse movements on the mark to market valuation of the Company's interest rate swaps on variable rate debt. Please read “Interest Rate Risks” below.

Gain on Bargain Purchase
The gain on bargain purchase in the three months ended June 30, 2015 related to the acquisition of the West Polaris.

Income Taxes
Income tax expense was $81.2 million for the six months ended June 30, 2016, (June 30, 2015: $47.2 million). The increase was due to increased taxable profits, primarily from the acquisition of the West Polaris in June 2015, tax law changes and additional provisions for uncertain tax positions.

Please read “Critical Accounting Estimates” and Note 5 - Taxation of the notes to the audited financial statements included in the Company's annual report on Form 20-F and Note 4 - Taxation of the notes to the unaudited interim financial statements included herein.

B.	Liquidity and Capital Resources
Liquidity and Cash Needs
The Company operates in a capital-intensive industry, and its primary uses of its liquidity are financing the purchase of additional drilling units, maintenance and replacement capital expenditures, servicing its debt, funding investments (including the equity portion of investments in drilling units), funding working capital, maintaining cash reserves against fluctuations in operating cash flows, and paying distributions. The Company expects to fund its short-term liquidity needs through cash generated from operations.

The Company's operating agreement requires it to distribute its available cash each quarter. In determining the amount of cash available for distribution, the Company's board of directors determines the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters.

Because of the substantial capital expenditures we are required to make to maintain our current fleet, our annual estimated maintenance and replacement capital expenditures which are reserved when determining cash available for distribution are estimated to be $198 million per year as of August 31, 2016, which is comprised of $75 million for long term maintenance and classification society surveys and $123 million, including financing costs, for replacing our existing rigs at the end of their useful lives.

As of June 30, 2016, our cash and cash equivalents were $450.1 million, compared to $319.0 million as of December 31, 2015. In connection with the closing of our initial public offering ("IPO") in October 2012, OPCO entered into a five year $300.0 million revolving credit facility with Seadrill as the lender, which we refer to as the "sponsor credit facility". This was reduced to $100.0 million following a refinancing in February 2014, when OPCO also entered into a five-year $100.0 million revolving credit facility with a syndicate of external banks. As of June 30, 2016, the outstanding balance of this external revolving credit facility was $50.0 million, and the sponsor credit facility was undrawn. The Company believes its current liquidity resources, including the potential borrowings under these revolving credit facilities, and cash generated from operations are sufficient to meet its working capital requirements and other obligations as they fall due for at least the next twelve months. Generally, the Company's long term sources of funds will be a combination of cash generated from operations, debt, and equity financings. Because we distribute available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures. On August 12, 2016, the Company paid a cash distribution to its common unitholders with respect to the quarter ended June 30, 2016 of $0.10 per unit, totaling $7.5 million.

Cash Flows
Net cash provided by operating activities was $426.7 million for the six months ended June 30, 2016 (June 30, 2015: $384.8 million). The increase is primarily due to higher operating income offset by an unfavorable change in working capital.
Net cash provided by investing activities was $53.8 million for the six months ended June 30, 2016 (June 30, 2015: $192.5 million cash used in investing activities). The increase primarily relates to the receipt of $49.3 million of loan repayments from Seadrill related to the West Sirius bareboat charter financing loan, a $6.4 million insurance refund in respect of West Aquarius and the exclusion of $184.0 million paid to acquire the entity that owns and operates the West Polaris in June 2015.
Net cash used in financing activities was $348.9 million for the six months ended June 30, 2016 (June 30, 2015: $238.1 million). The increase primarily relates to the repayment of the maturing $109.5 million vendor financing loan, payment of $49.3 million in scheduled installments on the West Sirius bareboat charter financing loan to Seadrill, and a $37.1 million increase in contingent consideration payments related to the West Vela and West Polaris. This increase is partly offset by a decrease in cash distributions of $138.6 million and no draw-downs on the revolving credit facility (June 30, 2015: $50.0 million).

Borrowing Activities
As of June 30, 2016 and December 31, 2015, the Company had the following principal amounts of debt outstanding:

(In $ millions)	June 30, 2016	December 31, 2015
External debt agreements
Amended Senior Secured Credit Facilities	$2,880.9	$2,894.7
$1,450 Senior Secured Credit Facility	362.3	382.6
$420 West Polaris Facility	297.0	315.0
Sub-total external debt	$3,540.2	$3,592.3
Less current portion of long-term external debt	(105.1)	(105.3)
Long-term external debt	$3,435.1	$3,487.0

Related party debt agreements
Rig Financing and Loan Agreements
West Vencedor Loan Agreement	$49.4	$57.5
$440 Rig Financing Agreement	129.0	139.0
Sub-total Rig Financing and Loan Agreements	$178.4	$196.5

Other related party debt
$109.5 T-15 vendor financing facility	$—	$109.5
Total related party debt	$178.4	$306.0
Less current portion of related party debt	(36.3)	(145.8)
Long-term related party debt	$142.1	$160.2

Total external and related party debt	$3,718.6	$3,898.3

Outstanding external debt as of June 30, 2016
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total External Debt
Current portion of long-term external debt	$105.1	$(11.3)	$93.8
Long-term external debt	3,435.1	(42.2)	3,392.9
Total	$3,540.2	$(53.5)	$3,486.7

Outstanding external debt as of December 31, 2015
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total External Debt
Current portion of long-term external debt	$105.3	$(11.5)	$93.8
Long-term external debt	3,487.0	(46.6)	3,440.4
Total	$3,592.3	$(58.1)	$3,534.2

The outstanding external and related-party debt as of June 30, 2016 is repayable as follows:

(In US$ millions)	As of June 30
2017	$141.4
2018	754.3
2019	29.0
2020	29.0
2021	2,764.9
2022 and thereafter	0.0
Total outstanding debt	$3,718.6

The Company's facilities and related party loan agreements include financial and non-financial covenants applicable to the Company and Seadrill. Please read Note 11 - Debt in the notes to our audited financial statements included in the Form 20-F for a description of our borrowings and credit facilities and the financial and non-financial covenants contained therein.

The significant developments relating to the Company's debt are explained below.

April 2016 Amendments to Senior Secured Credit Facilities

On April 28, 2016, we agreed to certain covenant amendments in relation to our three secured credit facilities where both Seadrill Partners and Seadrill are guarantors. This forms part of a broader financing plan being negotiated between Seadrill, our largest unitholder, and its banking group. We have consented to these amendments on the grounds that they are beneficial to Seadrill Partners. Seadrill Partners' involvement in the broader Seadrill Limited refinancing is limited to these three facilities which may form part of the package being discussed. Alternatively, these facilities may be refinanced through other means.

The key terms and conditions of these agreements that affect the Company's $1,450 million Senior Secured Credit Facility, $440 million Rig Financing Agreement and the $420 million West Polaris Facility are as follows:

Key amendments and waivers:

•
Equity ratio: Seadrill is required to maintain a total equity to total assets ratio of at least 30.0%. Prior to the amendment, both total equity and total assets were adjusted for the difference between book and market values of drilling units, as determined by independent broker valuations. The amendment removes the need for the market value adjustment from the calculation of the equity ratio until June 30, 2017.

•
Leverage ratio: Seadrill is required to maintain a ratio of net debt to EBITDA. Prior to the amendment the leverage ratio had to be no greater than 6.0:1, falling to 5.5:1 from October 1, 2016, and falling again to 4.5:1 from January 1, 2017. The amendment retains the ratio at 6.0:1 until December 31, 2016, and then increases to 6.5:1 between January 1, 2017 and June 30, 2017.

•
Minimum-value-clauses: Seadrill’s secured bank credit facilities contain loan-to-value clauses, or minimum-value-clauses (“MVC”), which could require Seadrill to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. Subject to compliance with the terms of the amendment, this covenant has been suspended until June 30, 2017.

•
Minimum Liquidity: Seadrill has previously been required to maintain a minimum of $150 million of liquidity. This has been reset to $250 million until June 30, 2017 in consideration for the above amendments.

Additional undertakings:

•	Further process:

•
Seadrill has agreed to consultation, information provision and certain processes in respect of further discussions with its lenders under its senior secured credit facilities, including agreements in respect of progress milestones towards the agreement of, and implementation plan in respect of, a comprehensive financing package.

•
In addition Seadrill has agreed to certain additional restrictions which will apply during this process. Such restrictions shall apply to Seadrill and its consolidated subsidiaries only and therefore are not binding on the Company and its subsidiaries.

As of June 30, 2016, the Company and Seadrill were in compliance with all covenants.

$109.5 million T-15 Vendor Financing Facility
On May 13, 2016 the $109.5 million loan agreement with Seadrill relating to the acquisition of the T-15 was repaid at maturity.

Contractual Obligations
The following table sets forth our contractual obligations for the periods indicated as of June 30, 2016:

($ in millions)	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Long-term debt obligations	$3,718.6	$141.4	$783.3	$2,793.9	$—
Interest expense commitments on long-term debt obligations (1)	555.2	118.4	214.6	200.1	22.1
Commitment fee on undrawn facilities (2)	16.1	2.3	4.6	4.6	4.6
Deferred consideration payable (3)	271.3	38.6	75.0	56.1	101.6
Total	$4,561.2	$300.7	$1,077.5	$3,054.7	$128.3

(1)	The Company's interest commitment on long-term debt is calculated based on the applicable interest rate of the loan agreements and the associated interest rate swap rates.

(2)
The $100 million revolving credit facility with Seadrill and the $100 million revolving credit facility under the Amended Senior Secured Credit Facilities incur commitment fees on the undrawn balances of 2.0% per annum and 0.5% per annum respectively. As of June 30, 2016, the outstanding balance on the Amended Senior Secured Credit Facilities revolver was $50 million, and the sponsor credit facility was undrawn.

(3)
The Company recognized deferred consideration payable as a result of the purchase of the entities that own and operate the West Vela on November 4, 2014 and the West Polaris on June 19, 2015 from Seadrill. The payment of these amounts is contingent on the amount of contract revenues and mobilization revenues received from the customer. For further information on the nature of these payments please see Note 3 - Business Acquisitions in the notes to the Company's audited financial statements included in the Form 20-F.

Quantitative and Qualitative Disclosures About Market Risk
The Company is exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. The Company may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Interest Rate Risks
The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company’s objective is to minimize exposure to fluctuating interest rates by using interest rate swaps to obtain a fixed interest rate on a portion of its floating rate debt. Surplus funds are used to repay revolving credit tranches or placed in accounts and deposited with reputable financial institutions in order to maximize returns while providing the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

As of June 30, 2016, the Company had interest rate swap agreements outstanding on principal debt of $3,475.0 million at floating rates between 1.10% per annum and 2.52% per annum over LIBOR, representing 93.4% of the total interest bearing debt obligations of the Company. As of December 31, 2015, the Company was party to interest rate swap agreements for a combined outstanding principal amount of $3,507.2 million, which represented 90.0% of the total interest bearing debt obligations of the Company.

The swap agreements mature between July 2018 and February 2021. The total loss recognized on our interest rate swaps for the six months ended June 30, 2016, was $98.0 million (six months ended June 30, 2015: loss of $33.6 million), consisting of an unrealized loss of $74.0 million and a realized loss of $24.0 million (six months ended June 30, 2015: unrealized loss of $8.7 million and a realized loss of $24.9 million).

As of June 30, 2016, $243.6 million of the Company's total debt was exposed to interest rate fluctuations , compared to $391.1 million as of December 31, 2015. An increase or decrease in short-term interest rates of 100 bps would thus increase or decrease, respectively, our interest expense by approximately $2.4 million on an annual basis as of June 30, 2016, as compared to $3.9 million in 2015.

The fair values of our interest rate swaps as of June 30, 2016 and December 31, 2015 were as follows:

	June 30, 2016		December 31, 2015
(In millions of US dollars)	Outstanding Principal	Fair Value	Outstanding Principal	Fair Value
Related party assets/(liabilities) - interest rate swap agreements	$637.8	$(6.5)	$655.3	$2.2
Other current assets/(liabilities) - interest rate swap agreements	2,837.2	(149.6)	2,851.9	(84.2)

For further disclosure of the fair value of the derivatives and debt obligations outstanding as of June 30, 2016, please read Note 6 and Note 7 of the Company's unaudited financial statements included elsewhere in this report.

Foreign Currency Fluctuation Risks

The Company and all of its subsidiaries use the US Dollar as their functional currency because the majority of their revenues and expenses are denominated in US Dollars. The Company's reporting currency is also US Dollars. The Company does, however, earn revenue and incur expenses in Canadian Dollars due to the operations of the West Aquarius in Canada and there is a risk that currency fluctuations could have an adverse effect on the value of the Company's cash flows.The impact of a 10% appreciation or depreciation in the exchange rate of the Canadian Dollar against the US Dollar would not have a material impact on the Company.

The Company's foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to US Dollars, with the resulting gain or loss recorded as “Foreign exchange gain/(loss)”; and

•	the impact of fluctuations in exchange rates on the reported amounts of the Company's revenues and expenses which are denominated in foreign currencies.

The Company does not use foreign currency forward contracts or other derivative instruments related to foreign currency exchange risk.

Credit Risk
The Company has financial assets which expose the Company to credit risk arising from possible default by a counterparty. The Company considers its counterparties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties. The Company in the normal course of business does not demand collateral from its counter-parties.

Concentration of Credit Risk
The market for the Company’s services is the offshore oil and gas industry, and the customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. Ongoing credit evaluations of the Company's customers are performed and generally do not require collateral in the Company's business agreements. Reserves for potential credit losses are maintained when necessary.

Retained Risk
Physical Damage Insurance
Seadrill has purchased hull and machinery insurance to cover for physical damage to its drilling units and those of the Company and charges the Company for the associated cost for its respective drilling units. The Company retains the risk for the deductibles relating to physical damage insurance on the Company’s fleet. The deductible is currently a maximum of $5.0 million per occurrence.
The Company has elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico (West Sirius, West Capricorn, West Vela and West Auriga) with a Combined Single Limit of $100.0 million in the annual aggregate, which includes loss of hire. The policy expires April 30, 2017.

Loss of Hire Insurance
Seadrill purchases insurance to cover for loss of revenue for their operational rigs in the event of extensive downtime caused by physical damage to its drilling units and those of the Company, where such damage is covered under Seadrill’s physical damage insurance, and charges the Company for the cost related to the Company’s fleet.

The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which the Company is compensated for loss of revenue are limited to 290 days per event and aggregated per year. The daily indemnity ranges from 75% to 100% of the contracted dayrate. The Company retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy. If the repair period for any physical damage exceeds the number of days permitted under the Company’s loss of hire policy, it will be responsible for the costs in such period. The Company does not purchase loss of hire insurance on the T-15 and T-16.

Protection and Indemnity Insurance
Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims up to $250.0 million per event and in the aggregate for the West Vencedor, T-15 and T-16; up to $400.0 million per event and in the aggregate for the West Aquarius, West Leo and West Polaris; and up to $750.0 million per event and in the aggregate for the West Auriga and the West Vela.
Effective June 1, 2015, the protection and indemnity insurance for the West Sirius was reduced to $500 million. Effective May 16, 2016, the limit for West Capricorn was reduced to $500 million. Effective May 23, 2016, the limit for West Capella was reduced to $300 million. This is due to no drilling activities.

The Company retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.

Critical Accounting Estimates
The preparation of the Consolidated Financial Statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. The Company bases these estimates and assumptions on historical experience and on various other information and assumptions that the Company believes to be reasonable. Critical accounting estimates are important to the portrayal of both the Company's financial condition and results of operations and require the Company to make subjective or complex assumptions or estimates about matters that are uncertain. The basis of preparation and significant accounting policies are disclosed in Note 1 “General Information” and Note 2 “Accounting Policies” of the notes to the Company's audited financial statements for the year ended December 31, 2015 included in the Form 20-F.

Seadrill Partners LLC
Index to Unaudited Consolidated Financial Statements
For the quarter ended June 30, 2016

SEADRILL PARTNERS LLC
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the six months ended June 30, 2016 and 2015
(In $ millions, except per unit amounts)

		Three months ended June 30,		Six months ended June 30,
		2016	2015	2016	2015

Operating revenues
Contract revenues		$361.0	$385.6	$762.9	$771.5
Reimbursable revenues		6.8	8.9	19.3	19.0
Other revenues	*	50.7	22.7	80.3	27.4
Total operating revenues		418.5	417.2	862.5	817.9

Operating expenses
Vessel and rig operating expenses	*	96.5	122.0	206.2	240.5
Amortization of favorable contracts		17.6	12.9	35.3	24.1
Reimbursable expenses		6.1	7.2	17.6	16.4
Depreciation and amortization		64.8	57.7	132.5	115.2
General and administrative expenses	*	7.6	11.9	21.5	25.5
Total operating expenses		192.6	211.7	413.1	421.7

Operating income		225.9	205.5	449.4	396.2

Financial and other items
Interest income		3.2	5.2	5.5	6.2
Interest expense	*	(44.5)	(42.5)	(90.4)	(94.5)
(Loss)/gain on derivative financial instruments	*	(28.3)	18.3	(98.0)	(33.6)
Foreign currency exchange (loss)/gain		(0.5)	(0.7)	0.1	(3.3)
Gain on bargain purchase		—	39.6	—	39.6
Total financial and other items		(70.1)	19.9	(182.8)	(85.6)

Income before income taxes		155.8	225.4	266.6	310.6

Income taxes		(43.6)	(32.9)	(81.2)	(47.2)
Net income		$112.2	$192.5	$185.4	$263.4

Net income attributable to Seadrill Partners LLC members		$59.8	$101.3	$95.9	$139.5
Net income attributable to the non-controlling interest		$52.4	$91.2	$89.5	$123.9

Earnings per unit (basic and diluted)
Common unitholders		$0.79	$0.82	$1.27	$1.30
Subordinated unitholders		$—	$0.82	$—	$1.30

Cash distributions declared and paid in the period per unit (1)		$0.2500	$0.5675	$0.5000	$1.1350
* Includes transactions with related parties. Refer to Note 8 - Related Party Transactions.
A Statement of Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.
(1) Distributions were declared and paid only with respect to the common units in 2016.
See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

SEADRILL PARTNERS LLC
UNAUDITED CONSOLIDATED BALANCE SHEETS
as of June 30, 2016 and December 31, 2015

(In $ millions, except unit amounts)	June 30, 2016	December 31, 2015

ASSETS
Current assets
Cash and cash equivalents	$450.1	$319.0
Accounts receivables, net	346.4	278.3
Amount due from related party	141.1	128.1
Other current assets	137.2	166.6
Total current assets	1,074.8	892.0

Non-current assets
Drilling units	5,443.8	5,547.3
Goodwill	3.2	3.2
Deferred tax assets	23.4	34.2
Amount due from related party	—	50.0
Other non-current assets	258.1	314.4
Total non-current assets	5,728.5	5,949.1
Total assets	$6,803.3	$6,841.1

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$93.8	$93.8
Current portion of long-term related party debt	36.3	145.8
Trade accounts payable	35.9	24.1
Current portion of deferred and contingent consideration to related party	37.8	60.4
Related party payables	302.2	304.7
Other current liabilities	322.8	217.9
Total current liabilities	828.8	846.7

Non-current liabilities
Long-term debt	3,392.9	3,440.4
Long-term related party debt	142.1	160.2
Deferred and contingent consideration to related party	172.3	185.4
Deferred tax liability	53.0	43.7
Long-term related party payable	—	50.0
Other non-current liabilities	9.8	17.3
Total non-current liabilities	3,770.1	3,897.0

Equity
Members’ capital:
Common unitholders (issued 75,278,250 units as at June 30, 2016 and as at December 31, 2015)	986.5	945.5
Subordinated unitholders (issued 16,543,350 units as at June 30, 2016 and as at December 31, 2015)	36.1	18.8
Seadrill member interest	—	—
Total members’ capital	1,022.6	964.3
Non-controlling interest	1,181.8	1,133.1
Total equity	2,204.4	2,097.4
Total liabilities and equity	$6,803.3	$6,841.1
See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

SEADRILL PARTNERS LLC
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2016 and 2015
(In $ millions)

	Six months ended June 30,
	2016	2015
Cash Flows from Operating Activities
Net income	$185.4	$263.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	132.5	115.2
Amortization of deferred loan charges	5.5	14.4
Amortization of favorable contracts	35.3	24.1
Gain on bargain purchase	—	(39.6)
Unrealized loss on derivative financial instruments	74.1	8.0
Payment for long term maintenance	(28.3)	(19.5)
Net movement in deferred taxes	20.1	(3.5)
Accretion of discount on deferred consideration	8.8	7.7

Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable	(68.1)	54.0
Prepaid expenses and accrued income	8.8	0.8
Trade accounts payable	11.8	4.1
Related party balances	(27.8)	(29.1)
Other assets	35.4	26.2
Other liabilities	40.5	(39.4)
Changes in deferred revenue	(8.0)	(2.0)
Other, net	0.7	—
Net cash provided by operating activities	$426.7	$384.8

Cash Flows from Investing Activities
Additions to newbuildings and drilling units	$(1.9)	$(8.5)
Insurance refund	6.4	—
Acquisition of subsidiaries, net of cash acquired	—	(184.0)
Payment received from loans granted to related parties	49.3	—
Net cash provided by / (used) in investing activities	$53.8	$(192.5)

Cash Flows from Financing Activities
Proceeds from long term debt	$—	$50.0
Repayments of long term debt	(52.5)	(44.9)
Repayments of related party debt	(177.0)	(22.3)
Debt fees paid	(0.3)	(0.3)
Contingent consideration paid	(40.7)	(3.6)
Cash distributions	(78.4)	(217.0)
Net cash used in financing activities	$(348.9)	$(238.1)

Effect of exchange rate changes on cash	(0.5)	0.8

Net increase / (decrease) in cash and cash equivalents	$131.1	$(45.0)
Cash and cash equivalents at beginning of the period	319.0	242.7
Cash and cash equivalents at the end of period	$450.1	$197.7
See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

SEADRILL PARTNERS LLC
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
for the six months ended June 30, 2016 and 2015
(In $ millions)

	Members’ Capital
	Common Units	Subordinated Units	Seadrill Member Interest	Total Members' Capital	Non- Controlling Interest	Total Equity
Balance at December 31, 2014	$913.3	$11.7	$3.2	$928.2	$1,116.1	$2,044.3
Net income	109.1	24.0	6.4	139.5	123.9	263.4
Cash distribution	(85.4)	(18.8)	(6.4)	(110.6)	(106.4)	(217.0)
Balance at June 30, 2015	$937.0	$16.9	$3.2	$957.1	$1,133.6	$2,090.7

Balance at December 31, 2015	$945.5	$18.8	$—	$964.3	$1,133.1	$2,097.4
Net income	78.6	17.3	—	95.9	89.5	185.4
Cash distribution	(37.6)	—	—	(37.6)	(40.8)	(78.4)
Balance at June 30, 2016	$986.5	$36.1	$—	$1,022.6	$1,181.8	$2,204.4

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1 - General information

Basis of presentation
The unaudited interim consolidated financial statements of Seadrill Partners LLC (the "Company" or "Seadrill Partners") are presented in accordance with accounting principles generally accepted in the United States of America (US GAAP). The amounts are presented in United States dollars (US dollar) rounded to the nearest hundred thousand, unless stated otherwise.

The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated and combined carve-out financial statements as of December 31, 2015 filed on Form 20-F (the “audited 2015 financial statements”). The year-end balance sheet data was derived from the audited 2015 financial statements, but does not include all disclosures required by US GAAP. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included. Preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited interim consolidated financial statements are consistent with those followed in the preparation of the annual audited 2015 financial statements for the year ended December 31, 2015, unless otherwise included in these unaudited interim consolidated financial statements as separate disclosures.

Note 2 - Recent Accounting Pronouncements
Recently Adopted Accounting Standards

In February 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which changes guidance related to both the variable interest entity (VIE) and voting interest entity (VOE) consolidation models. With respect to the VIE model, the standard changes, among other things, the identification of variable interests associated with fees paid to a decision maker or service provider, the VIE characteristics for a limited partner or similar entity, and the primary beneficiary determination. With respect to the VOE model, the ASU eliminates the presumption that a general partner controls a limited partnership or similar entity unless the presumption can otherwise be overcome. Under the new guidance, a general partner would largely not consolidate a partnership or similar entity under the VOE model. The Company adopted this ASU effective January 1, 2016. The adoption of this ASU did not impact the Company’s consolidated financial statements and related disclosures.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The new standard also requires additional qualitative and quantitative disclosures. In April 2015 the FASB proposed to defer the effective date of the guidance by one year. Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities. The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current US GAAP. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and early adoption is permitted in some cases. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-07, Investments-Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The update eliminates the requirement that an investor retrospectively apply equity method accounting when an investment that it had accounted for by another method initially qualifies for use of the equity method. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The update clarifies principal vs agent accounting of the new revenue standard. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The update provide more clarification about identifying performance obligations and licensing. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606):Narrow-Scope Improvements and Practical Expedients. The update provides some further guidance on assessing the collectability criteria, presentation of sales tax and other similar taxes collected from customers, noncash considerations and certain other matters related to transition and technical corrections. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption.  Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted.The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

Note 3 - Segment information

Operating segments

The Company’s fleet is regarded as one single global segment, and is reviewed by the Chief Operating Decision Maker as an aggregated sum of assets, liabilities and activities generating distributable cash to meet minimum quarterly distributions.

A breakdown of the Company’s contract revenues by customer for the three and six months ended June 30, 2016 and 2015 are follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

BP	40.2%	45.3%	39.2%	48.0%
ExxonMobil *	35.2%	28.2%	37.6%	26.0%
Tullow	15.8%	14.4%	14.9%	14.0%
Chevron	5.9%	12.1%	5.6%	12.0%
Other	2.9%	0.0%	2.7%	0.0%
Total	100.0%	100.0%	100.0%	100.0%

* The ExxonMobil drilling contract for the West Aquarius was assigned to Hibernia Management and Development Co. Ltd. which is a consortium majority owned by ExxonMobil.

Geographic Data

Revenues are attributed to geographical areas based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the revenues and fixed assets by geographic area:

Revenues

(In US$ millions)	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

United States	$175.4	$197.9	$359.7	$397.3
Canada	$61.5	$45.1	$122.8	$80.1
Ghana	$57.4	$58.6	$115.0	$114.8
Nigeria	$46.1	$63.6	$107.3	$126.7
Angola	$45.4	$20.1	$91.4	$41.5
Thailand	$21.6	$26.6	$43.5	$52.2
Other	$11.1	$5.3	$22.8	$5.3
Total	$418.5	$417.2	$862.5	$817.9

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

As of June 30, 2016 and December 31, 2015 the drilling units were located as follows:

Fixed Assets – Drilling units (1)

(In US$ millions)	June 30, 2016	December 31, 2015

United States	$2,873.7	$2,927.4
Ghana	$583.3	$591.5
Angola	$566.4	$571.3
Canada	$503.0	$519.2
Nigeria	$494.2	$508.0
Thailand	$246.6	$251.5
Myanmar	$176.6	$178.4
Total	$5,443.8	$5,547.3

(1)	The fixed assets referred to in the table above include eleven drilling units at June 30, 2016 and December 31, 2015.

Asset location at the end of the period is not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during the period.

Note 4 – Taxation
The Company's corporation tax and deferred tax balances at June 30, 2016 and December 31, 2015 are as follows:

(In $ millions)	June 30, 2016	December 31, 2015

Corporation tax liability	$62.9	$28.5
Deferred tax asset	$23.4	$34.2
Deferred tax liability	$(53.0)	$(43.7)

The Company's income tax expense for the three and six month periods ended June 30, 2016 and 2015 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

Current tax expense	$35.1	$34.2	$61.1	$50.3
Deferred tax expense/(benefit)	8.5	(1.3)	20.1	(3.1)
Total income tax expense	$43.6	$32.9	$81.2	$47.2
Effective tax rate	28.0%	14.6%	30.5%	15.2%

Seadrill Partners LLC is tax resident in the United Kingdom. The Company's controlled affiliates operate and earn income in several countries and are subject to the laws of taxation within those countries. Subject to changes in the jurisdictions in which the Company's drilling units operate and/or are owned, differences in levels of income and changes in tax laws, the Company's effective income tax rate may vary substantially from one reporting period to another.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The effective tax rate for the three and six months ended June 30, 2016 was 28.0% and 30.5% respectively (June 30, 2015: 14.6% and 15.2%). The increase is primarily attributable to a change in laws in 2016 and in the balance of the relative components of the Company's actual and estimated 2016 income before income taxes generated, with more income earned in jurisdictions with higher tax rates and certain financial and other expenses receiving little or no tax benefit.  The Company’s forecast tax rate for 2016 takes these items into account on the basis of information available in the three and six months ended June 30, 2016.

Note 5 – Drilling units

(In $ millions)	June 30, 2016	December 31, 2015

Cost	$6,463.2	$6,434.2
Accumulated depreciation	(1,019.4)	(886.9)
Net book value	$5,443.8	$5,547.3

Depreciation expense was $132.5 million and $115.2 million for the six months ended June 30, 2016 and 2015, respectively.

Note 6 – Debt
As of June 30, 2016 and December 31, 2015, the Company had the following principal amounts of debt outstanding:

(In $ millions)	June 30, 2016	December 31, 2015
External debt agreements
Amended Senior Secured Credit Facilities	$2,880.9	$2,894.7
$1,450 Senior Secured Credit Facility	362.3	382.6
$420 West Polaris Facility	297.0	315.0
Sub-total external debt	$3,540.2	$3,592.3
Less current portion of long-term external debt	(105.1)	(105.3)
Long-term external debt	$3,435.1	$3,487.0

Related party debt agreements
Rig Financing and Loan Agreements
West Vencedor Loan Agreement	$49.4	$57.5
$440 Rig Financing Agreement	129.0	139.0
Sub-total Rig Financing and Loan Agreements	$178.4	$196.5

Other related party debt
$109.5 T-15 vendor financing facility	$—	$109.5
Total related party debt	$178.4	$306.0
Less current portion of related party debt	(36.3)	(145.8)
Long-term related party debt	$142.1	$160.2

Total external and related party debt	$3,718.6	$3,898.3

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Outstanding external debt as of June 30, 2016
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total External Debt
Current portion of long-term external debt	$105.1	$(11.3)	$93.8
Long-term external debt	3,435.1	(42.2)	3,392.9
Total	$3,540.2	$(53.5)	$3,486.7

Outstanding external debt as of December 31, 2015
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total External Debt
Current portion of long-term external debt	$105.3	$(11.5)	$93.8
Long-term external debt	3,487.0	(46.6)	3,440.4
Total	$3,592.3	$(58.1)	$3,534.2

The outstanding external and related party debt as of June 30, 2016 is repayable as follows:

(In US$ millions)	As of June 30,
2017	$141.4
2018	754.3
2019	29.0
2020	29.0
2021	2,764.9
2022 and thereafter	0.0
Total outstanding debt	$3,718.6

The significant developments relating to the Company's debt after December 31, 2015 are explained below.

The Company's facilities and related party loan agreements include financial and non-financial covenants applicable to the Company and Seadrill Limited ("Seadrill"). A description of the Company's borrowings including a list of these covenants are contained in Note 11 to the related notes of the audited 2015 financial statements included in the Company's annual report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 28, 2016.

April 2016 Amendments to Senior Secured Credit Facilities

On April 28, 2016, we agreed to certain covenant amendments in relation to our three secured credit facilities where both Seadrill Partners and Seadrill are guarantors. This forms part of a broader financing plan being negotiated between Seadrill, our largest unitholder, and its banking group. We have consented to these amendments on the grounds that they are beneficial to Seadrill Partners. Seadrill Partners' involvement in the broader Seadrill Limited refinancing is limited to these three facilities which may form part of the package being discussed. Alternatively, these facilities may be refinanced through other means.

The key terms and conditions of these agreements that affect the Company's $1,450 million Senior Secured Credit Facility, $440 million Rig Financing Agreement and the $420 million West Polaris Facility are as follows:

Key amendments and waivers:

•
Equity ratio: Seadrill is required to maintain a total equity to total assets ratio of at least 30.0%. Prior to the amendment, both total equity and total assets were adjusted for the difference between book and market

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

values of drilling units, as determined by independent broker valuations. The amendment removes the need for the market value adjustment from the calculation of the equity ratio until June 30, 2017.

•
Leverage ratio: Seadrill is required to maintain a ratio of net debt to EBITDA. Prior to the amendment the leverage ratio had to be no greater than 6.0:1, falling to 5.5:1 from October 1, 2016, and falling again to 4.5:1 from January 1, 2017. The amendment retains the ratio at 6.0:1 until December 31, 2016, and then increases to 6.5:1 between January 1, 2017 and June 30, 2017.

•
Minimum-value-clauses: Seadrill’s secured bank credit facilities contain loan-to-value clauses, or minimum-value-clauses (“MVC”), which could require Seadrill to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. Subject to compliance with the terms of the amendment, this covenant has been suspended until June 30, 2017.

•
Minimum Liquidity: Seadrill has previously been required to maintain a minimum of $150 million of liquidity. This has been reset to $250 million until June 30, 2017 in consideration for the above amendments.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Additional undertakings:

•	Further process:

•
Seadrill has agreed to consultation, information provision and certain processes in respect of further discussions with its lenders under its senior secured credit facilities, including agreements in respect of progress milestones towards the agreement of, and implementation plan in respect of, a comprehensive financing package.

•
In addition Seadrill has agreed to certain additional restrictions which will apply during this process. Such restrictions shall apply to Seadrill and its consolidated subsidiaries only and therefore are not binding on the Company and its subsidiaries.

As of June 30, 2016, the Company and Seadrill were in compliance with all covenants.

$109.5 T-15 Vendor Financing Facility
On May 13, 2016, the $109.5 million loan agreement with Seadrill relating to the acquisition of the T-15 was repaid at maturity.

Note 7 – Risk management and financial instruments
The Company is exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. The Company may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Interest rate risk management

The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company’s objective is to minimize exposure to fluctuating interest rates by using interest rate swaps to obtain a fixed interest rate on a portion of its floating rate debt. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

Interest rate swap agreements

At June 30, 2016 the Company was party to interest rate swap agreements with Seadrill and third parties with a combined outstanding principal of $3,475.0 million (December 31, 2015: $3,507.2 million). These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated and combined statement of operations under “(Loss)/gain on derivative financial instruments”. The total fair value of the related party interest rate swaps, with Seadrill as counterparty, was a liability of $6.5 million at June 30, 2016 (December 31, 2015: an asset of $2.2 million). The fair value of the related party interest rate swaps are classified within amounts due to related party in the consolidated balance sheet. The total fair value of the third party interest rate swaps outstanding at June 30, 2016 was a liability of $149.6 million (December 31, 2015: a liability of $84.2 million). The fair value of the third party interest rate swaps are classified within other current liabilities in the consolidated balance sheet. The total loss recognized for the six months ended June 30, 2016 was $98.0 million (June 30, 2015: loss of $33.6 million), consisting of an unrealized loss of $74.0 million and a realized loss of $24.0 million (June 30, 2015: unrealized loss of $8.7 million and a realized loss of $24.9 million).

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The Company’s interest rate swap agreements as of June 30, 2016, were as follows:

Outstanding principal		Receive rate	Pay rate	Maturity of contract
(In US$ millions)

$408.8	(1) (2)	3 month LIBOR	1.10%	July 2, 2018
$100.0	(2)	3 month LIBOR	1.36%	October 29, 2019
$65.3	(1) (2)	3 month LIBOR	1.11%	June 19, 2020
$63.7	(1) (2)	3 month LIBOR	1.93%	December 21, 2020
$2,837.2	(1) (3)	3 month LIBOR	2.45 - 2.52%	February 21, 2021

(1)	The outstanding principal of these amortizing swaps falls with each capital repayment of the underlying loans.

(2)	Related party interest rate swap agreements.

(3)	The Company has a LIBOR floor of 1% whereby the Company receives 1% when LIBOR is below 1%.

The counterparties to the above interest rate swap agreements are Seadrill and various commercial banks. The Company believes the counterparties to be creditworthy.

Foreign Currency Risk

The Company and all of its subsidiaries use the US Dollar as their functional currency because the majority of their revenues and expenses are denominated in US Dollars. The Company's reporting currency is also US Dollars. The Company does, however, earn revenue and incur expenses in Canadian Dollars and there is a risk that currency fluctuations could have an adverse effect on the value of the Company's cash flows.

Credit risk

The Company has financial assets, which expose the Company to credit risk arising from possible default by counterparties. The Company considers its counter-parties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties. The Company in the normal course of business does not demand collateral from its counterparties.

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at June 30, 2016 and December 31, 2015 were as follows:

	June 30, 2016		December 31, 2015
(In US$ millions)	Fair value	Carrying value	Fair value	Carrying value

Cash and cash equivalents	$450.1	$450.1	$319.0	$319.0
Current portion of long-term debt principal	89.2	105.1	88.0	105.3
Current portion of long term debt to related party principal	36.3	36.3	145.8	145.8
Long-term debt principal	1,843.3	3,384.4	1,763.5	3,487.0
Long-term portion of debt to related party principal	142.1	142.1	160.2	160.2

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The fair value of the current and long-term portion of floating rate debt (consisting of external debt, rig financing agreements with Seadrill and vendor financing agreements with Seadrill) are not publicly traded and are estimated to be equal to the carrying value since they bear variable interest rates, which are reset on a quarterly basis, except for the rates on the $440 million Rig Financing Agreement which are reset on a semi-annual basis. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. This is categorized at level 2 on the fair value measurement hierarchy.

The Amended Senior Secured Credit Facilities are freely tradable and therefore the fair value of the current and long-term portion of the outstanding debt have been set equal to the price at which they were traded at on June 30, 2016 and December 31, 2015. The Company has categorized this at level 1 on the fair value measurement hierarchy.

Other financial instruments that are measured at fair value on a recurring basis are as follows:

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	June 30, 2016	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Derivative instruments – Interest rate swap contracts	$(149.6)	$—	$(149.6)	$—
Derivative instruments – Interest rate swap contracts (Related party)	(6.5)	—	(6.5)	—
Related party deferred and contingent consideration	(210.1)	—	(210.1)	—
Total liabilities	$(366.2)	$—	$(366.2)	$—

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2015	(Level 1)	(Level 2)	(Level 3)
Assets:
Derivative instruments – Interest rate swap contracts (related party)	$2.2	—	$2.2	—
Total assets	$2.2	$—	$2.2	$—

Liabilities:
Derivative instruments – Interest rate swap contracts	$(84.2)	$—	$(84.2)	$—
Related party deferred and contingent consideration	(245.8)	—	(245.8)	—
Total liabilities	$(330.0)	$—	$(330.0)	$—

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The fair values of interest rate swaps are calculated using well-established independent valuation techniques, using the income method approach, applied to contracted cash flows and LIBOR interest rates as of June 30, 2016 and December 31, 2015.

The fair value of the related party deferred and contingent consideration relating to the purchase of the West Vela and the West Polaris is estimated to be equal to the carrying value since the liabilities have been calculated using the estimated future cash outflows discounted back to the present value. These liabilities are considered to be at estimated market rates. These are categorized at level 2 on the fair value measurement hierarchy.

Retained risk
Physical Damage Insurance
Seadrill has purchased hull and machinery insurance to cover for physical damage to its drilling units and those of the Company and charges the Company for the associated cost for its respective drilling units. The Company retains the risk for the deductibles relating to physical damage insurance on the Company’s fleet. The deductible is currently a maximum of $5.0 million per occurrence.
The Company has elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico (West Sirius, West Capricorn, West Vela and West Auriga) with a Combined Single Limit of $100.0 million in the annual aggregate, which includes loss of hire. The policy expires April 30, 2017.

Loss of Hire Insurance
Seadrill purchases insurance to cover for loss of revenue for their operational rigs in the event of extensive downtime caused by physical damage to its drilling units and those of the Company, where such damage is covered under Seadrill’s physical damage insurance, and charges the Company for the cost related to the Company’s fleet.

The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which the Company is compensated for loss of revenue are limited to 290 days per event and aggregated per year. The daily indemnity ranges from 75% to 100% of the contracted dayrate. The Company retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy. If the repair period for any physical damage exceeds the number of days permitted under the Company’s loss of hire policy, it will be responsible for the costs in such period. The Company does not purchase loss of hire insurance on the T-15 and T-16.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Protection and Indemnity Insurance
Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims up to $250.0 million per event and in the aggregate for the West Vencedor, T-15 and T-16; up to $400.0 million per event and in the aggregate for the West Aquarius, West Leo and West Polaris; and up to $750.0 million per event and in the aggregate for the West Auriga and the West Vela.
Effective June 1, 2015, the protection and indemnity insurance for the West Sirius was reduced to $500 million. Effective May 16, 2016, the limit for West Capricorn was reduced to $500 million. Effective May 23, 2016, the limit for West Capella was reduced to $300 million. This is due to no drilling activities.

The Company retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Nordea Bank Finland Plc and Danske Bank A/S. The Company considers these risks to be remote.

There is a concentration of credit risk with respect to revenue as the Company has customers that represent more than 10% of total revenues. Refer to Note 3 - Segment Information for an analysis of the Company's revenue by customer.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 8 – Related party transactions
The Company has entered into certain agreements with affiliates of Seadrill to provide certain management and administrative services, as well as technical and commercial management services. Seadrill has also provided financing arrangements as described within this note below.

Net expenses/(income) from Seadrill:

(In US$ millions)	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

Management and administrative fees (a) and (b)	$14.2	$12.3	$33.2	$25.1
Rig operating costs (c)	6.2	6.5	13.5	12.0
Insurance premiums (d)	4.0	5.4	9.1	10.5
Interest expense (e)	2.5	3.5	5.9	7.0
Derivative losses/(gain) (e)	2.8	(0.8)	11.2	7.1
Commitment fee on revolving credit facility (f)	0.5	0.5	1.0	1.0
Bareboat charters expense/(income) (g)	2.6	(0.5)	4.6	(4.6)
Other revenues - Nigerian operations (h)	(2.8)	(2.3)	(4.8)	(7.0)
Accretion of discount on deferred consideration (l)	3.4	3.2	7.8	7.7
Total net related party expenses	$33.4	$27.8	$81.5	$58.8

Receivables/(payables) from related parties:

(In US$ millions)	June 30, 2016	December 31, 2015

Trading balances due from Seadrill and subsidiaries (i)	$141.1	$175.9
Trading balances due to Seadrill and subsidiaries (i)	(295.7)	(354.7)
Rig financing agreements with Seadrill (j)	(129.0)	(139.0)
Loan agreement with Seadrill (j)	(49.4)	(57.5)
Vendor financing loan agreement with Seadrill (k)	—	(109.5)
Deferred and contingent consideration to related party - short term portion (l)	(37.8)	(60.4)
Deferred and contingent consideration to related party - long term portion (l)	(172.3)	(185.4)
Derivatives with Seadrill - interest rate swaps (m)	(6.5)	2.2
(a) Management and administrative services agreements – In connection with the IPO, the Company entered into a management and administrative services agreement with Seadrill Management a wholly owned subsidiary of Seadrill, pursuant to which Seadrill Management provides the Company certain management and administrative services. The services provided by Seadrill's subsidiaries are charged at cost plus service fee. In April 2016, the agreement was extended for an indefinite term and can be terminated providing 90 days written notice. During the six months ended June 30, 2016 this fee ranged from 4.85% to 8% of costs and expenses incurred in connection with providing these services.
(b) Technical and administrative service agreements – In connection with the IPO, subsidiaries of the Company entered into certain advisory, technical and/or administrative services agreement with subsidiaries of Seadrill. The services provided by Seadrill's subsidiaries are charged at cost plus service fee equal to approximately 5% of Seadrill's costs and expenses incurred in connection with providing these services.
(c) Rig operating costs – relates to rig operating costs charged by the Angolan service company for the West Polaris for the three and six months ended June 30, 2016 and for the West Vencedor for the three and six months ended June 30, 2015.
(d) Insurance premiums – the Company’s drilling units are insured by a subsidiary of Seadrill and the insurance premiums incurred are recharged to the Company.
(e) Interest expense and loss on derivatives - relates to interest charged on related party loan arrangements outlined below and the recharge on interest rate swaps with Seadrill. See section (m) for further details on derivative arrangements.
(f) $100 million revolving credit facility – In October 2012 the Company entered into a $300 million revolving credit facility with Seadrill. The facility is for a term of 5 years and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. On March 1, 2014, the revolving credit facility was amended to reduce the maximum borrowing limit from $300 million to $100 million. During the six months ended June 30, 2016 the Company did not draw on this facility and therefore as of June 30, 2016 the facility remains undrawn.
(g) Bareboat charters - In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of OPCO, necessitating certain changes to the related party contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius of OPCO, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract. For the six months ended June 30, 2016 the net effect to the Company of the bareboat charters was net expense of $4.6 million (June 30, 2015: net income of $4.6 million).
(h) Other revenues - Nigeria - The Company earns revenues from Seadrill within its Nigerian service company for certain services, including the provision of onshore and offshore personnel for Seadrill's West Jupiter and West Saturn drilling rigs. For the six months ended June 30, 2016 the Company earned revenues from the Nigerian service company of $4.8 million (June 30, 2015 $7.0 million).
(i) Trading balances – Receivables and payables with Seadrill and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services, as well as, accrued interest and interest rate swap agreements. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill and its subsidiaries are unsecured, interest free and intended to be settled in the ordinary course of business.
(j) Rig financing agreements and loan agreements – See Note 11 of the Company's audited 2015 financial statements for details of the $440 million Rig Financing Agreement and West Vencedor Loan Agreement.
(k) $109.5 million vendor financing loan - On May 17, 2013, Seadrill Partners Operating LLC entered into a $109.5 million loan agreement with Seadrill as the lender to finance the acquisition of the T-15. The T-15 loan agreement bears interest at a rate of LIBOR plus 5% and matured in May 2016.
(l) Deferred consideration to related party - On the acquisition of the West Vela in 2014 the Company recognized a long term deferred consideration balance of $61.7 million and a long term contingent consideration balance of $49.5 million. On the acquisition of the West Polaris in 2015 the Company recognized a Seller's Credit balance of $44.6 million and a long term contingent consideration balance of $95.3 million. As of June 30, 2016 the short-term portion of these balances relating to the West Vela and West Polaris are $29.6 million and $8.2 million respectively, which are presented within other related party payables on the balance sheet. As of June 30, 2016 the long-term portion of the balances relating to the West Vela and West Polaris are $84.0 million and $88.0 million respectively. During the six months ended June 30, 2016, the Company recognized accretion on the unwind of the discount of the contingent liabilities of $7.8 million.
(m) Derivatives with Seadrill - Interest rate swaps - As of June 30, 2016, the Company was party to interest rate swap agreements with Seadrill for a combined outstanding principal amount of approximately $637.8 million at rates between 1.10% per annum and 1.93% per annum. The swap agreements mature between July 2018 and December 2020. The net loss recognized on the Company’s interest rate swaps with Seadrill for the six months ended June 30, 2016, was $11.2 million (six months ended June 30, 2015: net loss of $7.1 million).

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Other agreements and transactions with Seadrill

West Sirius bareboat charter financing loan
Effective December 17, 2015, an operating subsidiary of the Company borrowed from a subsidiary of Seadrill $143 million (the "West Sirius loan") in order to provide sufficient immediate liquidity to meet the terms of its bareboat charter termination payment in connection with the West Sirius contract termination. Concurrently, Seadrill borrowed $143.0 million (the “Seadrill loan”) from a rig owning subsidiary of the Company in order to restore its liquidity with respect to the West Sirius loan.

Each loan bears interest at a rate of LIBOR plus a margin of 0.56% and matures in July 2017. Each of the loan parties understand and agree that the loan agreements act in parallel with each other. The outstanding balance of each loan as at June 30, 2016 was $93.7 million (December 31, 2015: $143.0 million).

These transactions have been classified within current and long-term portions of "Amount due from related party", "Related party payable" and "Long-term related party payable".

Spare parts agreement with Seadrill
During 2015, a subsidiary of Seadrill entered into an agreement with the Company to store spare parts of the Company's West Sirius rig while it is stacked. Seadrill is responsible at its own cost for the moving and storing of the spare parts during the stacking period. Seadrill may use the spare parts of the West Sirius during the stacking period, but must replace them as required by the Company at its own cost.

Indemnifications and guarantees
Tax indemnifications
Under the Omnibus Agreement, and purchase and sale agreements relating to acquisitions subsequent to the IPO, Seadrill has agreed to indemnify the Company against any tax liabilities arising from the operation of the assets contributed or sold to the Company prior to the time they were contributed or sold.

Customs guarantees
Seadrill provides customs guarantees in connection with the Company’s operations, primarily in Nigeria, in favor of banks. Custom guarantees in respect of operations in Nigeria were terminated effective May 17, 2016.

Performance guarantees
Seadrill provides performance guarantees in connection with the Company’s drilling contracts in favor of customers of the Company.

Environmental and other indemnifications
Under the Omnibus Agreement, and purchase and sale agreements relating to acquisitions subsequent to the IPO, Seadrill has agreed to indemnify the Company against certain environmental and toxic tort liabilities with respect to the assets that Seadrill contributed or sold to the Company to the extent arising prior to the time they were contributed or sold.

In connection with the West Vela acquisition, Seadrill agreed to indemnify the Company, Seadrill Capricorn Holdings LLC and Seadrill Vela Hungary Kft. against any liability they may incur under the credit facility financing the West Vela in respect of debt that is related to other rigs owned by Seadrill that are financed under the same credit facility as the West Vela.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 9 – Commitments and contingencies
Pledged Assets

The book value of assets pledged under financing arrangements at June 30, 2016 was $5,265.6 million (December 31, 2015: $5,367.7 million).

Guarantees

At June 30, 2016, the Company had issued the following guarantees in favor of third parties which is the maximum potential future payment for each guarantee:

(In US$ millions)	June 30, 2016	December 31, 2015

Guarantees to customers of the Company's own performance	370.0	370.0
Guarantees in favor of banks	1.8	85.8
Total	371.8	455.8

Note 10 - Earnings per unit and cash distributions
The calculations of basic and diluted earnings per unit are presented below.

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
(In US$ millions)
Net income allocated to:
Common unitholders	$59.8	$61.9	$95.9	$98.0
Subordinated unitholders	—	13.6	—	21.5
Seadrill Member Interest	—	25.8	—	20.0
Net income attributable to Seadrill Partners LLC owners	$59.8	$101.3	$95.9	$139.5

Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	75,278	75,278	75,278	75,278
Subordinated unitholders	16,543	16,543	16,543	16,543

Earnings per unit (basic and diluted):
Common unitholders	$0.79	$0.82	$1.27	$1.30
Subordinated unitholders	$0.00	$0.82	$0.00	$1.30

Cash distributions declared and paid in the period per unit (1)	$0.2500	$0.5675	$0.5000	$1.1350

(1) Distributions were declared and paid only with respect to the common units in 2016.

* On August 12, 2016, the Company paid a distribution of $0.10 per common unit relating to the three months ended June 30, 2016.

Earnings per unit is calculated as described in Note 16 to the audited 2015 financial statements included in the Company's annual report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 28, 2016.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The distributions made in February 2016, May 2016, and August 2016 in respect of the fourth quarter of 2015, first quarter of 2016 and second quarter of 2016, were less than the Minimum Quarterly Distribution (as defined in the Company's First Amended and Restated Operating Agreement). Arrearages in the payment of the minimum quarterly distribution on the common units must be paid before any distributions of available cash from operating surplus may be paid in the future on the subordinated units.

Note 11 – Subsequent Events

Distribution Paid
On August 12, 2016, the Company paid a cash distribution to its common unitholders with respect to the quarter ended June 30, 2016 of $0.10 per unit.

West Vencedor
The West Vencedor completed its current contract on August 18, 2016 and is currently being marketed for new work. The unit has mobilized to Singapore and is expected to remain there during its idle period.

EXHIBITS
The following exhibits are filed as part of this report:

Exhibit No.	Description

101
The following financial information from Seadrill Partners LLC’s Report on Form 6-K for the quarterly period ended June 30, 2016 formatted in XBRL (eXtensible Business Reporting Language):

(i) Unaudited Consolidated Statements of Operations for the three and six months ended June 30, 2016 and 2015;

(ii) Unaudited Consolidated Balance Sheets as of June 30, 2016 and December 31, 2015;

(iii) Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2016 and 2015;

(iv) Unaudited Consolidated Statements of Changes in Members’ Capital for the six months ended June 30, 2016 and 2015; and

(v) Notes to the Unaudited Consolidated Financial Statements.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

REGISTRATION STATEMENT ON FORM F-3 (NO. 333-192053) ORIGINALLY FILED WITH THE SEC ON NOVEMBER 1, 2013

REGISTRATION STATEMENT ON FORM F-3 (NO. 333-196286) ORIGINALLY FILED WITH THE SEC ON MAY 27, 2014

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SEADRILL PARTNERS LLC

Date: September 30, 2016

By:	/s/ Mark Morris
Name: Mark Morris Title: Chief Executive Officer